SWN
Southwestern Energy®

Corporate Office
P.O. Box 12359
Spring, Texas 77391-2359
www.swn.com

NEWS RELEASE

SOUTHWESTERN ENERGY ANNOUNCES THIRD QUARTER 2019 RESULTS
*Transition plan back to free cash flow neutral by year end 2020 remains on track;
resilience bolstered by leading operational efficiency, increasing condensate yield and
extended financial strength and flexibility*

SPRING, Texas – October 24, 2019...Southwestern Energy Company (NYSE: SWN) today announced financial and operating results for the third quarter ended September 30, 2019.

- *Leading operational efficiency gains expected to result in full-year wells to sales at the high end of guidance while not exceeding $1.15 billion annual capital investment;*
- *Beating 25% reduction target for full-year average well costs, averaging $784 per lateral foot and 10,466 feet lateral length in the quarter;*
- *Condensate production of greater than 15 MBbls per day, up 50% from second quarter, contributing 19% of E&P revenues;*
- *Total production of 202 Bcfe, including 22% liquids at approximately 80 MBbls per day;*
- *Borrowing base reaffirmed, revolver maturity extended one year to 2024, no borrowings outstanding under $2 billion commitment as of September 30, 2019;*
- *Realized $88 million of settled derivative gains, increasing weighted average realized price by $0.44 per Mcfe; and*
- *Reported weighted average realized price of $2.55 per Mcfe, including derivatives and excluding transportation.*

"The SWN team continues to innovate and deliver value, embracing the challenges our industry faces today. Our people are driving improved operational efficiency and cost structure, maximizing cash flow, increasing well performance and optimizing base production," said Southwestern Energy President and Chief Executive Officer, Bill Way.

"In this volatile commodity environment, resiliency is key today and going forward. The intentional actions we have taken over time and continue to take to strengthen our balance sheet, coupled with operational execution, are all a part of our deliberate transition back to free cash flow, without compromising long-term value. We are in an enviable position with our debt maturity profile to take advantage of financial, operational and strategic opportunities," Way continued.

Financial Results
The table below summarizes financial statistics. Year over year results are not comparable as prior year's results include the contribution of Fayetteville assets, which were sold in December 2018.

FINANCIAL STATISTICS	For the three months ended September 30,		For the nine months ended September 30,	
(in millions)	**2019**	2018	**2019**	2018
Net income (loss) attributable to common stock	**$ 49**	$ (29)	**$ 781**	$ 229
Adjusted net income attributable to common stock (non-GAAP)	**$ 44**	$ 146	**$ 229**	$ 414
Diluted earnings (loss) per share	**$ 0.09**	$ (0.05)	**$ 1.44**	$ 0.39
Adjusted diluted earnings per share (non-GAAP)	**$ 0.08**	$ 0.25	**$ 0.42**	$ 0.71
Adjusted EBITDA (non-GAAP)	**$ 202**	$ 377 (1)	**$ 707**	$ 1,090 (1)
Net cash provided by operating activities	**$ 196**	$ 307	**$ 739**	$ 971
Net cash flow (non-GAAP)	**$ 185**	$ 355	**$ 667**	$ 993
Total capital investments (2)	**$ 240**	$ 298	**$ 933**	$ 1,039

(1) Includes $99 million and $291 million of Adjusted EBITDA from the divested Fayetteville Shale assets for the three and nine months ended September 30, 2018, respectively.

(2) Capital investments on the cash flow statement include decreases of $53 million and $31 million for the three months ended September 30, 2019 and 2018, respectively, and increases of $52 million and $21 million for the nine months ended September 30, 2019 and 2018, respectively, relating to the change in accrued expenditures between periods.

Southwestern Energy reported net income attributable to common stock of $49 million, or $0.09 per share, and adjusted net income (non-GAAP) of $44 million, or $0.08 per share. The decrease in adjusted net income as compared to the third quarter of 2018 is primarily due to decreased commodity prices, partially offset by an $88 million increase in the gain from settled derivatives. Adjusted EBITDA (non-GAAP) was $202 million, net cash provided by operating activities was $196 million and net cash flow (non-GAAP) was $185 million.

In the third quarter, the Company benefited $0.44 per Mcfe from the impact of settled commodity derivatives, reporting a weighted average realized price of $2.16 per Mcfe, essentially the same as in the second quarter, even with the lower commodity price environment. Excluding $0.39 per Mcfe in transportation costs, weighted average realized price for the third quarter was $2.55 per Mcfe. The Company benefited from its rolling three-year hedging program, continued focus on condensate production and optimizing its low-cost transportation portfolio.

By commodity, including the benefit of derivatives, SWN's realized natural gas price was $1.87 per Mcf, oil realizations were $49.67 per Bbl and NGL realizations were $11.93 per Bbl. Excluding derivatives, the natural gas differential to NYMEX was $0.78 per Mcf, oil differential to WTI was $9.91 per Bbl and NGL realizations were 16% of WTI. All realized prices include the cost of transportation.

The Company added derivatives for 2020 during the quarter, bringing the total financial derivative volumes for next year to 360 Bcf of natural gas, 2,837 MBbls of oil and 7,137 MBbls of NGLs. Of the natural gas volumes hedged in 2020, over half are protected by collars, which limits exposure to the downside risk while allowing for upside. The 2020 natural gas three-way collars have an average floor price of $2.67 per MMBtu, a ceiling price of $2.98 per MMBtu and a sub-floor price of $2.34 per MMBtu. Fixed price swaps comprise 42% of 2020 natural gas hedges with an average strike price of $2.58 per MMBtu and settlement dates primarily in the second and third quarters.

At September 30, 2019, the Company had cash of $29 million, an undrawn revolver of $2 billion, total debt of $2.3 billion and a trailing 12 month net debt/EBITDA ratio of 2.2 times, excluding the benefit of Adjusted EBITDA associated with the Fayetteville Shale. During the quarter, the Company repurchased $50 million of senior notes at a discount of 13%, which will reduce interest costs on senior notes by $21 million until maturity. These repurchases were funded principally by sales of non-core, non-producing assets.

In accordance with its planned activity reduction, Southwestern Energy invested capital totaling $240 million, including capitalized interest and expense of $45 million, bringing year to date capital investment to $933 million. As announced earlier this year, annual capital investment is not expected to exceed $1.15 billion.

REALIZED PRICES (includes transportation costs)	For the three months ended September 30,		For the nine months ended September 30,	
	2019	2018	**2019**	2018
Natural Gas Price:				
NYMEX Henry Hub price ($/MMBtu) [(1)]	$ **2.23**	$ 2.90	$ **2.67**	$ 2.90
Discount to NYMEX [(2)]	**(0.78)**	(0.76)	**(0.63)**	(0.62)
Realized gas price per Mcf, excluding derivatives	$ **1.45**	$ 2.14	$ **2.04**	$ 2.28
Loss on settled financial basis derivatives ($/Mcf)	**(0.01)**	(0.03)	**(0.02)**	(0.04)
Gain on settled commodity derivatives ($/Mcf)	**0.43**	0.05	**0.18**	0.07
Realized gas price per Mcf, including derivatives	$ **1.87**	$ 2.16	$ **2.20**	$ 2.31
Oil Price:				
WTI oil price ($/Bbl)	$ **56.45**	$ 69.50	$ **57.06**	$ 66.75
Discount to WTI	**(9.91)**	(8.30)	**(9.92)**	(7.24)
Realized oil price per Bbl, excluding derivatives	$ **46.54**	$ 61.20	$ **47.14**	$ 59.51
Realized oil price per Bbl, including derivatives	$ **49.67**	$ 59.96	$ **49.74**	$ 58.69
NGL Price:				
Realized NGL price per Bbl, excluding derivatives	$ **8.89**	$ 21.60	$ **11.24**	$ 17.65
Realized NGL price per Bbl, including derivatives	$ **11.93**	$ 19.43	$ **13.18**	$ 16.75
Percentage of WTI	**16 %**	31 %	**20 %**	26 %
Total Weighted Average Realized Price:				
Excluding derivatives ($/Mcfe)	$ **1.72**	$ 2.51	$ **2.21**	$ 2.51
Including derivatives ($/Mcfe)	$ **2.16**	$ 2.48	$ **2.41**	$ 2.51

(1) Based on last day monthly futures settlement prices.
(2) This discount includes a basis differential, a heating content adjustment, physical basis sales, third-party transportation charges and fuel charges, and excludes financial basis derivatives.

Operational Results

Total production was 202 Bcfe, an 8% increase compared to the prior year third quarter excluding Fayetteville, including 158 Bcf of gas production, 1.4 MMBbls of oil production and 5.9 MMBbls of NGL production. Oil production was up 42% compared to the third quarter of 2018 and liquids increased to 22% of total production for the quarter ended September 30, 2019.

Capital invested was on plan at $240 million, 35% lower than the second quarter. During the third quarter, SWN drilled 24 wells, completed 30 wells and placed 34 wells to sales. The average well cost for wells to sales in the third quarter of 2019 was $784 per lateral foot, with an average lateral length of 10,466 feet. In the first nine months of 2019, the

Company drilled 95 wells, completed 101 wells and placed 89 wells to sales, with well costs for wells to sales averaging $849 per lateral foot.

Three Months Ended September 30, 2019 E&P Division Results	Appalachia	
	Northeast	Southwest
Gas production *(Bcf)*	118	40
Liquids production		
Oil *(MBbls)*	—	1,413
NGL *(MBbls)*	—	5,908
Production *(Bcfe)*	118	84
Gross operated production as of September 2019 *(MMcfe/d)*	1,553	1,707
Net operated production as of September 2019 *(MMcfe/d)*	1,258	1,059
Capital investments *($ in millions)*		
Exploratory and development drilling, including workovers	$ 65	$ 109
Acquisition and leasehold	—	9
Seismic and other	1	—
Capitalized interest and expense	8	36
Total capital investments	$ 74	$ 154
Gross operated well activity summary		
Drilled	10	14
Completed	14	16
Wells to sales	13	21
Average well cost on wells to sales *(in millions)*	$ 6.5	$ 9.2
Average lateral length *(in ft)*	8,739	11,534
Total weighted average realized price per Mcfe, excluding derivatives	$ 1.49	$ 2.04

Southwest Appalachia's total production averaged 913 MMcfe per day, which represents a 27% growth over the prior year quarter. Natural gas production was 440 MMcf per day, oil production was 15.4 MBbls per day and natural gas liquids production was 64.2 MBbls per day. Similar to the previous quarter, natural gas liquids volumes were reduced to capture greater value through ethane rejection into the gas stream.

The Company drilled 14 wells, completed 16 wells and placed 21 wells to sales in the quarter. Of the 21 wells to sales, 20 were Marcellus wells, 16 located in the Company's super rich acreage and four located in the rich acreage. The Company also brought online its fourth Upper Devonian well, its first located in the super rich acreage, with initial standalone performance in line with offset Marcellus wells in the area.

Nine of the super rich wells were online for at least 30 days and had an average 30-day rate of 13 MMcfe per day, while the four rich wells were all online for at least 30 days and had an average 30-day rate of 27 MMcfe per day, representing a 60% and 100% increase year over year, respectively, primarily driven by lateral length and well performance.

Northeast Appalachia's total production averaged 1.3 Bcf per day, essentially flat with prior year quarter.

During the third quarter, the Company drilled 10 wells, completed 14 wells and placed 13 wells to sales. Of the nine wells online for at least 30 days, six were Lower Marcellus with an average 30-day rate of 15 MMcf per day, 14% higher than the prior year quarter. Three of the nine were new generation Upper Marcellus tests with an average 30-day rate of 10 MMcf per day, in line with expectations.

As a part of its ongoing base optimization efforts, the Company began to see the benefit of recently installed pad compression resulting in an initial gross production uplift of 55 MMcf per day. These continued efforts are reducing the base decline and can be applied across a broader area.

OPERATING STATISTICS	For the three months ended September 30,		For the nine months ended September 30,	
	2019	2018	**2019**	2018
Production				
Gas production *(Bcf)*	**158**	215	**449**	613
Oil production *(MBbls)*	**1,419**	998	**3,210**	2,334
NGL production *(MBbls)*	**5,911**	5,181	**17,011**	14,272
Total production *(Bcfe)*	**202**	252	**570**	712
Division Production				
Northeast Appalachia *(Bcf)*	**118**	121	**343**	341
Southwest Appalachia *(Bcfe)*	**84**	66	**227**	172
Fayetteville Shale *(Bcf)* [1]	**—**	65	**—**	199
Average unit costs per Mcfe				
Lease operating expenses [2]	**$ 0.94**	$ 0.92	**$ 0.92**	$ 0.93
General & administrative expenses [3]	**$ 0.15** [4]	$ 0.18	**$ 0.17** [4]	$ 0.19 [5]
Taxes, other than income taxes	**$ 0.08**	$ 0.09	**$ 0.09**	$ 0.08 [6]
Full cost pool amortization	**$ 0.58**	$ 0.52	**$ 0.57**	$ 0.50

(1) The Fayetteville Shale assets were sold on December 3, 2018.
(2) LOE includes post-production costs such as: gathering, processing, fractionation and compression charges.
(3) Excludes restructuring charges.
(4) Excludes a $6 million residual value guarantee short-fall payment to the previous lessor of our headquarters building and $3 million of legal settlement charges for the three and nine months ended September 30, 2019.
(5) Excludes $8 million of legal settlement charges for the nine months ended September 30, 2018.
(6) Excludes $1 million on restructuring charges for the nine months ended September 30, 2018.

Conference Call

Southwestern Energy will host a conference call and webcast on October 25, 2019 at 9:30 a.m. Central Time to discuss third quarter 2019 financial and operating results. To participate, dial US toll-free 877-883-0383, or international 412-902-6506 and enter access code 2888599. The conference call will be webcast live at www.swn.com/investors/.

A replay of the call will be available until November 15, 2019 at 877-344-7529, International 412-317-0088, or Canada Toll Free 855-669-9658, access code 10135186.

About Southwestern Energy

Southwestern Energy Company is an independent energy company engaged in natural gas, natural gas liquids and oil exploration, development, production and marketing. For additional information, visit our website www.swn.com.

Investor Contact	**Media Contact**
Paige Penchas	Jim Schwartz
Vice President, Investor Relations	Director, Corporate Communications
(832) 796-4068	(832) 796-2716
paige_penchas@swn.com	jim_schwartz@swn.com

Forward Looking Statement

This news release contains forward-looking statements. Forward-looking statements relate to future events and anticipated results of operations, business strategies, and other aspects of our operations or operating results. In many cases you can identify forward-looking statements by terminology such as "anticipate," "intend," "plan," "project," "estimate," "continue," "potential," "should," "could," "may," "will," "objective," "guidance," "outlook," "effort," "expect," "believe," "predict," "budget," "projection," "goal," "forecast," "target" or similar words. Statements may be forward looking even in the absence of these particular words. Where, in any forward-looking statement, the Company expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, there can be no assurance that such expectation or belief will result or be achieved. The actual results of operations can and will be affected by a variety of risks and other matters including, but not limited to, changes in commodity prices (including geographic basis differentials); changes in expected levels of natural gas and oil reserves or production; operating hazards, drilling risks, unsuccessful exploratory activities; natural disasters; limited access to capital or significantly higher cost of capital related to illiquidity or uncertainty in the domestic or international financial markets; international monetary conditions; the risks related to the discontinuation of LIBOR and/or other reference rates that may be introduced following the transition, including increased expenses and litigation and the effectiveness of interest rate hedge strategies; unexpected cost increases; potential liability for remedial actions under existing or future environmental regulations; failure or delay in obtaining necessary regulatory approvals; potential liability resulting from pending or future litigation; general domestic and international economic and political conditions; the impact of a prolonged federal, state or local government shutdown and threats not to increase the federal government's debt limit; as well as changes in tax, environmental and other laws, including court rulings, applicable to our business. Other factors that could cause actual results to differ materially from those described in the forward-looking statements include other economic, business, competitive and/or regulatory factors affecting our business generally as set forth in our filings with the Securities and Exchange Commission. Unless legally required, Southwestern Energy Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

###

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

(in millions, except share/per share amounts)	For the three months ended September 30, 2019	For the three months ended September 30, 2018	For the nine months ended September 30, 2019	For the nine months ended September 30, 2018
Operating Revenues:				
Gas sales	$ 238	$ 465	$ 943	$ 1,412
Oil sales	67	62	153	141
NGL sales	52	112	191	252
Marketing	279	287	1,004	805
Gas gathering	—	25	—	73
Other	—	—	2	4
	636	951	2,293	2,687
Operating Costs and Expenses:				
Marketing purchases	288	288	1,022	808
Operating expenses	189	206	523	588
General and administrative expenses	42	51	119	165
Loss on sale of operating assets	—	—	3	—
Restructuring charges	4	2	9	20
Depreciation, depletion and amortization	125	151	352	426
Impairments	2	161	8	171
Taxes, other than income taxes	15	26	51	64
	665	885	2,087	2,242
Operating Income (Loss)	(29)	66	206	445
Interest Expense:				
Interest on debt	42	56	125	180
Other interest charges	2	2	5	6
Interest capitalized	(27)	(29)	(84)	(86)
	17	29	46	100
Gain (Loss) on Derivatives	100	(65)	220	(108)
Gain (Loss) on Early Extinguishment of Debt	7	—	7	(8)
Other Income (Loss), Net	(2)	(1)	(7)	1
Income (Loss) Before Income Taxes	59	(29)	380	230
Provision (Benefit) for Income Taxes:				
Current	(1)	—	(1)	—
Deferred	11	—	(400)	—
	10	—	(401)	—
Net Income (Loss)	$ 49	$ (29)	$ 781	$ 230
Participating securities – mandatory convertible preferred stock	—	—	—	1
Net Income (Loss) Attributable to Common Stock	$ 49	$ (29)	$ 781	$ 229
Earnings (Loss) Per Common Share				
Basic	$ 0.09	$ (0.05)	$ 1.45	$ 0.40
Diluted	$ 0.09	$ (0.05)	$ 1.44	$ 0.39
Weighted Average Common Shares Outstanding:				
Basic	539,221,101	581,171,753	539,315,170	577,912,421
Diluted	540,038,187	581,171,753	540,442,649	579,828,858

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 30, 2019	December 31, 2018
ASSETS	*(in millions)*	
Current assets:		
Cash and cash equivalents	$ 29	$ 201
Accounts receivable, net	323	581
Derivative assets	239	130
Other current assets	42	44
Total current assets	633	956
Natural gas and oil properties, using the full cost method, including $1,518 million as of September 30, 2019 and $1,755 million as of December 31, 2018 excluded from amortization	25,060	24,180
Other	522	525
Less: Accumulated depreciation, depletion and amortization	(20,383)	(20,049)
Total property and equipment, net	5,199	4,656
Deferred tax assets	398	—
Other long-term assets	368	185
TOTAL ASSETS	$ 6,598	$ 5,797
LIABILITIES AND EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 52	$ —
Accounts payable	539	609
Taxes payable	55	58
Interest payable	57	52
Derivative liabilities	85	79
Other current liabilities	92	48
Total current liabilities	880	846
Long-term debt	2,219	2,318
Pension and other postretirement liabilities	39	46
Other long-term liabilities	325	225
Total long-term liabilities	2,583	2,589
Commitments and contingencies		
Equity:		
Common stock, $0.01 par value; 1,250,000,000 shares authorized; issued 585,637,420 shares as of September 30, 2019 and 585,407,107 shares as of December 31, 2018	6	6
Additional paid-in capital	4,723	4,715
Accumulated deficit	(1,361)	(2,142)
Accumulated other comprehensive loss	(31)	(36)
Common stock in treasury, 44,353,224 shares as of September 30, 2019 and 39,092,537 shares as of December 31, 2018	(202)	(181)
Total equity	3,135	2,362
TOTAL LIABILITIES AND EQUITY	$ 6,598	$ 5,797

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

(in millions)	For the nine months ended September 30,	
	2019	2018
Cash Flows From Operating Activities:		
Net income	$ 781	$ 230
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation, depletion and amortization	352	426
Amortization of debt issuance costs	5	6
Impairments	8	171
Deferred income taxes	(400)	—
(Gain) loss on derivatives, unsettled	(108)	113
Stock-based compensation	6	12
(Gain) loss on early extinguishment of debt	(7)	8
Loss on sale of assets, net	3	—
Other	11	7
Change in assets and liabilities:		
Accounts receivable	257	(7)
Accounts payable	(124)	60
Taxes payable	(3)	—
Interest payable	2	(5)
Inventories	(2)	(9)
Other assets and liabilities	(42)	(41)
Net cash provided by operating activities	739	971
Cash Flows From Investing Activities:		
Capital investments	(877)	(1,008)
Proceeds from sale of property and equipment	42	9
Other	—	4
Net cash used in investing activities	(835)	(995)
Cash Flows From Financing Activities:		
Payments on long-term debt	(43)	(1,191)
Payments on revolving credit facility	—	(1,122)
Borrowings under revolving credit facility	—	1,482
Change in bank drafts outstanding	(11)	10
Debt issuance costs	—	(9)
Purchase of treasury stock	(21)	(25)
Preferred stock dividend	—	(27)
Cash paid for tax withholding	(1)	(1)
Net cash used in financing activities	(76)	(883)
Decrease in cash and cash equivalents	(172)	(907)
Cash and cash equivalents at beginning of year	201	916
Cash and cash equivalents at end of period	$ 29	$ 9

Hedging Summary

A detailed breakdown of Southwestern Energy's derivative financial instruments and financial basis positions as of September 30, 2019 is shown below. Please refer to the quarterly report on Form 10-Q filed with the Securities and Exchange Commission for complete information on the Company's commodity, basis and interest rate protection.

	Volume (Bcf)	Swaps	Sold Puts	Purchased Puts	Sold Calls	Basis Differential
Natural Gas						
2019						
Fixed price swaps	61	$ 2.89	$ —	$ —	$ —	$ —
Two-way costless collars	6	—	—	2.78	2.92	—
Three-way costless collars	44	—	2.43	2.82	3.15	—
Total	111					
2020						
Fixed price swaps	151	$ 2.58	$ —	$ —	$ —	$ —
Three-way costless collars	209	—	2.34	2.67	2.98	—
Total	360					
2021						
Three-way costless collars	134	$ —	$ 2.27	$ 2.55	$ 2.85	$ —
2022						
Three-way costless collars	23	$ —	$ 2.30	$ 2.70	$ 3.14	$ —
Basis Swaps						
2019	35	$ —	$ —	$ —	$ —	$ (0.40)
2020	141	—	—	—	—	(0.31)
2021	65	—	—	—	—	(0.48)
2022	45	—	—	—	—	(0.50)
Total	286					

Weighted Average Price per MMBtu

	Volume			Weighted Average Price per Bbl					
	(MBbls)		Swaps		Sold Puts		Purchased Puts		Sold Calls
Oil									
2019									
Fixed price swaps [(1)]	632	$	60.65	$	—	$	—	$	—
Two-way costless collars	382		—		—		61.45		67.16
Three-way costless collars	138		—		45.00		55.00		63.67
Total	1,152								
2020									
Fixed price swaps	1,556	$	60.18	$	—	$	—	$	—
Two-way costless collars	366		—		—		60.00		69.80
Three-way costless collars	915		—		45.00		55.00		61.75
Total	2,837								
2021									
Three-way costless collars	730	$	—	$	45.00	$	53.00	$	59.50
Propane									
2019									
Fixed price swaps	978	$	30.18	$	—	$	—	$	—
Two-way costless collars	138		—		—		25.62		28.77
Total	1,116								
2020									
Fixed price swaps	2,928	$	25.58	$	—	$	—	$	—
Two-way costless collars	366		—		—		25.20		29.40
Total	3,294								
2021									
Fixed price swaps	456	$	22.24	$	—	$	—	$	—
Ethane									
2019									
Fixed price swaps	2,194	$	10.53	$	—	$	—	$	—
2020									
Fixed price swaps	3,843	$	9.80	$	—	$	—	$	—

(1)   Includes 69 MBbls of purchased fixed price oil swaps hedged at $69.10 per barrel and 701 MBbls of sold fixed price oil swaps hedged at $61.48 per barrel.

Financial basis positions	Volume	Basis Differential	
(excludes physical positions)	(Bcf)	($/MMBtu)	
Q4 2019			
TCO	1	$	(0.38)
Dominion South	21	$	(0.54)
TETCO M3	13	$	(0.17)
Total	35	$	(0.40)
2020			
TCO	17	$	(0.51)
Dominion South	80	$	(0.52)
TETCO M3	42	$	0.07
Transco Z6 NonNY	2	$	2.02
Total	141	$	(0.31)
2021			
Dominion South	61	$	(0.48)
TETCO M3	4	$	(0.40)
Total	65	$	(0.48)
2022			
Dominion South	36	$	(0.52)
TETCO M3	9	$	(0.45)
Total	45	$	(0.50)

Explanation and Reconciliation of Non-GAAP Financial Measures

The Company reports its financial results in accordance with accounting principles generally accepted in the United States of America ("GAAP"). However, management believes certain non-GAAP performance measures may provide financial statement users with additional meaningful comparisons between current results, the results of its peers and of prior periods.

One such non-GAAP financial measure is net cash flow. Management presents this measure because (i) it is accepted as an indicator of an oil and gas exploration and production company's ability to internally fund exploration and development activities and to service or incur additional debt, (ii) changes in operating assets and liabilities relate to the timing of cash receipts and disbursements which the Company may not control and (iii) changes in operating assets and liabilities may not relate to the period in which the operating activities occurred.

Additional non-GAAP financial measures the Company may present from time to time are net debt, adjusted net income, adjusted diluted earnings per share and adjusted EBITDA, all which exclude certain charges or amounts. Management presents these measures because (i) they are consistent with the manner in which the Company's position and performance are measured relative to the position and performance of its peers, (ii) these measures are more comparable to earnings estimates provided by securities analysts, and (iii) charges or amounts excluded cannot be reasonably estimated and guidance provided by the Company excludes information regarding these types of items. These adjusted amounts are not a measure of financial performance under GAAP.

	3 Months Ended September 30,		9 Months Ended September 30,	
	2019	2018	2019	2018
	(in millions)			
Adjusted net income attributable to common stock:				
Net income (loss) attributable to common stock	$ 49	$ (29)	$ 781	$ 229
Add back:				
Restructuring charges	4	2	9	20
Impairments	2	161	8	171
(Gain) loss on sale of assets, net	—	—	3	(1)
(Gain) loss on certain derivatives	(12)	59	(108)	113
(Gain) loss on early extinguishment of debt	(7)	—	(7)	8
Legal settlement charges	3	—	3	8
Non-cash pension settlement loss	1	—	5	—
Other one-time loss [(1)]	7	—	10	1
Adjustments due to discrete tax items [(2)]	1	8	(494)	(56)
Tax impact on adjustments	(4)	(55)	19	(79)
Adjusted net income attributable to common stock	$ 44	$ 146	$ 229	$ 414

(1) Includes a $6 million residual value guarantee short-fall payment to the previous lessor of our headquarters building for the three and nine months ended September 30, 2019.

(2) 2019 primarily relates to the release of the valuation allowance. 2018 primarily relates to the exclusion of certain discrete tax adjustments associated with the valuation allowance against deferred tax assets. The Company expects its 2019 income tax rate to be 24.5%.

	3 Months Ended September 30,		9 Months Ended September 30,	
	2019	2018	**2019**	2018
Adjusted diluted earnings per share:				
Diluted earnings per share	$ **0.09**	$ (0.05)	$ **1.44**	$ 0.39
Add back:				
Restructuring charges	**0.01**	0.00	**0.02**	0.04
Impairments	**0.00**	0.28	**0.01**	0.30
(Gain) loss on sale of assets, net	**—**	—	**0.00**	(0.00)
(Gain) loss on certain derivatives	**(0.02)**	0.10	**(0.20)**	0.19
(Gain) loss on early extinguishment of debt	**(0.01)**	—	**(0.01)**	0.01
Legal settlement charges	**0.01**	—	**0.01**	0.01
Non-cash pension settlement loss	**0.00**	—	**0.01**	—
Other one-time loss [1]	**0.01**	—	**0.01**	0.00
Adjustments due to discrete tax items [2]	**0.00**	0.01	**(0.91)**	(0.10)
Tax impact on adjustments	**(0.01)**	(0.09)	**0.04**	(0.13)
Adjusted diluted earnings per share	$ **0.08**	$ 0.25	$ **0.42**	$ 0.71

(1) Includes a $6 million residual value guarantee short-fall payment to the previous lessor of our headquarters building for the three and nine months ended September 30, 2019.

(2) 2019 primarily relates to the release of the valuation allowance. 2018 primarily relates to the exclusion of certain discrete tax adjustments associated with the valuation allowance against deferred tax assets. The Company expects its 2019 income tax rate to be 24.5%.

	3 Months Ended September 30,		9 Months Ended September 30,	
	2019	2018	**2019**	2018
	(in millions)			
Net cash flow:				
Net cash provided by operating activities	$ **196**	$ 307	$ **739**	$ 971
Add back:				
Changes in operating assets and liabilities	**(22)**	46	**(88)**	2
Restructuring charges	**4**	2	**9**	20
Other one-time loss [1]	**7**	—	**7**	—
Net cash flow	$ **185**	$ 355	$ **667**	$ 993

(1) Includes a $6 million residual value guarantee short-fall payment to the previous lessor of our headquarters building for the three and nine months ended September 30, 2019.

	3 Months Ended September 30,		9 Months Ended September 30,	
	2019	2018	**2019**	2018
		(in millions)		
Adjusted EBITDA:				
Net income (loss)	$ **49**	$ (29)	$ **781**	$ 230
Add back:				
Interest expense	**17**	29	**46**	100
Income tax expense (benefit)	**10**	—	**(401)**	—
Depreciation, depletion and amortization	**125**	151	**352**	426
Restructuring charges	**4**	2	**9**	20
Impairments	**2**	161	**8**	171
(Gain) loss on sale of assets, net	**—**	—	**3**	(1)
(Gain) loss on certain derivatives	**(12)**	59	**(108)**	113
(Gain) loss on early extinguishment of debt	**(7)**	—	**(7)**	8
Legal settlement charges	**3**	—	**3**	8
Non-cash pension settlement loss	**1**	—	**5**	—
Other one-time loss [(1)]	**8**	—	**10**	2
Stock based compensation expense	**2**	4	**6**	13
Adjusted EBITDA	$ **202**	$ 377	$ **707**	$ 1,090

(1) Includes a $6 million residual value guarantee short-fall payment to the previous lessor of our headquarters building for the three and nine months ended September 30, 2019.

	September 30, 2019
	(in millions)
Net debt:	
Total debt:	$ 2,271
Subtract:	
Cash and cash equivalents	(29)
Net debt	$ 2,242

	September 30, 2019
	(in millions)
Net debt to EBITDA:	
Net debt:	$ 2,242
Adjusted EBITDA [(1)]	$ 1,015
Net debt to EBITDA	2.2x

(1) Includes Adjusted EBITDA of $1,102 million for the twelve months ended September 30, 2019, less $87 million of EBITDA generated by Fayetteville E&P and Midstream prior to the December 2018 divestiture.